BioHarvest Sciences Announces Grant of Long-Term Incentive Awards to Employees, Officers and Directors

Vancouver, British Columbia and Rehovot, Israel – March 13, 2026 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST), a company pioneering its patented Botanical Synthesis technology platform, today announced that its Board of Directors has approved the grant of long‑term incentive (“LTI”) awards to employees, officers and directors under the Company’s equity incentive plan. These grants are designed to align the interests of the Company’s team with those of shareholders while supporting BioHarvest’s continued growth and innovation across its core business segments.

The awards consist of a combination of stock options and restricted share units (“RSUs”) totaling 516,812 stock options and 264,121 RSUs. All stock options will be valid for 10 years as of today, and both stock options and RSUs will be priced at today’s closing share value and will vest quarterly for a three-year period starting March 13, 2026.

“Equity‑based incentives play a central role in aligning our team with long‑term shareholder value creation,” said Zaki Rakib, Chairman of BioHarvest Sciences. “BioHarvest’s achievements are driven by the extraordinary talent and commitment of our employees, scientists and leadership team. These long‑term incentives ensure that the people building the Company participate directly in the value they help create for shareholders.”

Importantly, the use of equity‑based incentives allows the Company to reward and retain top talent while maintaining a disciplined approach to cash management. By utilizing stock options and RSUs as part of its compensation structure, BioHarvest minimizes the immediate cash impact on the Company while ensuring that compensation remains closely linked to long‑term value creation for shareholders.

BioHarvest continues to execute on its long‑term strategy of expanding its proprietary Botanical Synthesis platform across both consumer nutraceutical products and its CDMO division, leveraging the Company’s unique ability to produce plant‑derived compounds at commercial scale. The Company believes that attracting and retaining exceptional scientific, operational and commercial talent remains one of the most important drivers of sustainable growth and shareholder return.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, there is no assurance that equity incentives will result in long term retention of key personnel as matters such as competitive opportunities, personal life issues and other external factors beyond the control of the company may result in personnel turnover. While the company believes that aligning the interests of key personnel with shareholders will support Company growth and value, this cannot be assured as external factors such as general economic trends, inflation, trade restrictions, regulatory approval delays and changes in consumer preferences may influence growth and changes in Company value.

All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com